SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

PCCW Limited
 (Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.    Announcement dated September 19, 2003

2.    Announcement dated September 23, 2003

3.    Announcement dated September 24, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: September 24, 2003	By:	(Sd.) Fiona Nott
Name: Fiona Nott
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTIONS

PCCW Limited wishes to announce connected transactions with Zhejiang Telecom Company Limited relating to the provision of consultancy services and equipment installation services.

Such transactions constitute connected transactions under Rule 14.25(1) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as modified by the Modified Calculation Concession (as described in the Company’s announcement dated September 3, 2003). Details of these transactions will be published in the next annual report of the Company.

PCCW Limited (the “Company”) wishes to announce the connected transactions described below involving Unihub China Information Technology Company Limited (“Unihub”), an indirect non wholly-owned subsidiary of the Company.

BACKGROUND

Unihub is a 50%:50% equity joint venture established in the People’s Republic of China (“China”) by Unihub Global Network Technology (China) Limited, an indirect non wholly-owned subsidiary of the Company, and China Huaxin Post and Telecommunications Economy Development Centre (“China Huaxin”), a wholly-owned subsidiary of China Telecommunications Corporation (“CTC”). Unihub is an indirect non wholly-owned subsidiary of the Company.

Zhejiang Telecom Company Limited (“ZTCL”) is a wholly-owned subsidiary of China Telecom Corporation Limited (“China Telecom”), in which CTC has an approximately 77.78% equity interest.

CONNECTED TRANSACTIONS

ZTCL is a wholly-owned subsidiary of China Telecom in which CTC has an approximately 77.78% equity interest. Unihub and ZTCL entered into the following agreements on September 18, 2003:

(1)	System Integration Services Agreement

	Date of Agreement	September 18, 2003

	Customer	ZTCL

	Supplier	Unihub

	Services	Provision of consultancy services to ZTCL to support the performance of an interactive multimedia service known as “China Vnet” (a product launched by China Telecom), and services relating to the installation of the China Vnet service (together, the “ZTCL Deliverables”) up to June 2004 (and maintenance services to be provided until June 2006)

	Consideration	RMB4,792,400 (approximately HK$ 4,521,132) negotiated on an arm’s length basis with reference to market price, payable in three separate installments of approximately 20% on delivery of the ZTCL Deliverables, 40% on initial trial of the ZTCL Deliverables and 40% on final trial of the ZTCL Deliverables

(2)	Equipment Procurement Agreement

	Date of Agreement	September 18, 2003

	Customer	ZTCL

	Supplier	Unihub

	Services	Provision of equipment and related installation services to ZTCL in connection with the services to be performed by Unihub pursuant to the System

Integration Services Agreement, as described above (together, the “ZTCL Equipment Deliverables”), up to June 2004 (and maintenance services to be provided until June 2006)

Consideration	RMB9,258,296 (approximately HK$8,734,241) negotiated on an arm’s length basis with reference to market price, payable in three separate installments of approximately 70% on delivery of the ZTCL Equipment Deliverables, 20% on initial trial of the ZTCL Equipment Deliverables and 10% on final trial of the ZTCL Equipment Deliverables

RELATIONSHIP BETWEEN THE PARTIES

CTC is regarded as a connected person of the Company as China Huaxin is a substantial shareholder of Unihub, a non wholly-owned subsidiary of the Company. ZTCL is regarded as a connected person of the Company as it is an associate of CTC. The transactions described above constitute connected transactions under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as modified by the Modified Calculation Concession (as described in the Company’s announcement dated September 3, 2003). Details of the transactions will be published in the next annual report of the Company.

REASONS FOR ENTERING INTO THE TRANSACTIONS

The Company is one of Asia’s leading integrated communications companies and provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure.

Unihub was established primarily to provide solutions and services in relation to the management of information systems and application solutions in China. A major part of Unihub’s business plan is the development, production and sale of information technology, systems and products that support the provision of a variety of telecommunications services within China and the transactions described above are consistent with this objective. In addition, the transactions will provide revenue sources for Unihub. It is anticipated that the transactions will also strengthen Unihub’s position as a provider of the relevant services in China.

ZTCL is a telecommunications provider of wireline telephone, data, Internet and leased line services in the Zhejiang Province of China.

The directors of the Company (including the independent non-executive directors) believe that it is in the interests of the Company for Unihub to provide the abovementioned services and it is therefore beneficial for the parties to enter into the agreements described above. The terms of the above transactions (including the consideration) have been negotiated on an arm’s length basis and on terms no less favourable than those available to or from independent third parties. The directors of the Company (including the independent non-executive directors) believe that such terms are fair and reasonable so far as the shareholders of the Company are concerned.

By Order of the Board
Fiona Nott
Company Secretary
Hong Kong, September 19, 2003

Item 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PCCW Limited wishes to announce that it is, in accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, making adequate arrangements to seek the election of shareholders as to whether they wish to receive future Corporate Communications of the Company: (i) by electronic means (through the Company’s website: www.pccw.com); or (ii) in printed form, in English only, in Chinese only, or in both English and Chinese.

INTRODUCTION

In order to save mailing and printing costs and for the protection of the environment, PCCW Limited (the “Company”) has or will make the arrangements described below to seek its shareholders’ election in relation to receiving future Corporate Communications of the Company: (i) by electronic means (through the Company’s website: www.pccw.com); or (ii) in printed form, in English only, in Chinese only or in both English and Chinese. The Company recommends that shareholders take advantage of these new options for their own convenience.

PROPOSED ARRANGEMENTS

In accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, the following arrangements have been or will be made by the Company:

1.	The Company will send a letter on September 24, 2003 (the “Information Letter”) together with a reply form (the “Reply Form”), prepared in English and Chinese, and a pre-paid addressed return envelope to its shareholders (including Hong Kong and overseas shareholders) to enable them to select to receive future Corporate Communications: (i) by electronic means (through the Company’s website: www.pccw.com); or (ii) in printed form, in English only, in Chinese only or in both English and Chinese. The Information Letter explains that if no reply is received from shareholders by October 24, 2003, the arrangements described below will apply, where applicable:

•	the printed Chinese version of each future Corporate Communication will be sent to all Hong Kong shareholders who are natural persons with a Chinese name using a Hong Kong address; and

•	the printed English version of each future Corporate Communication will be sent to all overseas shareholders and all Hong Kong shareholders (other than natural persons with a Chinese name) using a Hong Kong address.

Whether a shareholder is a Hong Kong or an overseas shareholder will be determined by the address of that shareholder appearing on the register of members of the Company maintained by the Company’s Share Registrars.

Shareholders are entitled at any time by reasonable notice in writing to the Company’s Share Registrars to change their choice of language and means of receipt of Corporate Communications.

2.	With respect to shareholders who choose to receive Corporate Communications in printed form, the Company will send the selected language versions of Corporate Communications to those shareholders who have made a selection unless and until they notify the Company’s Share Registrars in writing that they wish to receive Corporate Communications in the other (or both) language(s), or by electronic means through the Company’s website.

3.	When each printed Corporate Communication is sent out in accordance with the arrangements described in paragraphs 1 and 2 above, a change request form (the “Change Request Form”), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Corporate Communication, together with a pre-paid addressed return envelope, specifying that the Corporate Communication prepared in the other language will be available upon request, and that shareholders may change their language choice and means of receipt of Corporate Communications by completing the Change Request Form and returning it to the Company’s Share Registrars.

4.	If receipt by electronic means is chosen, and the relevant shareholders specify their email addresses in the Reply Form, the Company will notify such shareholders by email on the day each new Corporate Communication is published on the Company’s website. Alternatively, if the electronic receipt option is chosen, but the relevant shareholders do not provide email addresses, Corporate Communications will be accessible through the Company’s website and such shareholders will not be expressly notified as and when each Corporate Communication is published.

5.	With respect to future shareholders, the Company will send both language versions of the first Corporate Communication to such shareholders together with a letter similar to the Information Letter, a reply form (in English and Chinese) and a pre-paid addressed return envelope for the use of such shareholders to indicate their preferences as to the means of receipt and the choice of language of future Corporate Communications. If no reply is received from such shareholders by an indicated deadline, the arrangements set out in paragraph 1 will be applied.

6.	Corporate Communications in both English and Chinese, and in accessible format, will be available on the Company’s website at www.pccw.com. Soft copies of both languages of each Corporate Communication will be filed with the HKSE on the same day as such Corporate Communication is despatched to shareholders, or on such other day as required by the HKSE or pursuant to the Listing Rules.

7.	The Company is providing a dial-up hotline service (Tel: +852 2862 8633) to enable shareholders to make enquiry of the Company’s proposed arrangements set out above.

8.	The Information Letter and the Change Request Form will mention that both languages of each Corporate Communication will be available on the Company’s website and that the dial-up hotline service has been provided as mentioned in paragraphs 6 and 7 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Corporate Communications”	any documents issued or to be issued by the Company for the information or action of holders of any of the Company’s securities as defined in the definition stated in Rule 1.01 of the Listing Rules, including but not limited to:

	(a)	the directors’ report and annual accounts together with a copy of the auditors’ report and, where applicable, a summary financial report;

	(b)	the interim report;

	(c)	a notice of meeting; and

	(d)	a circular

“HKSE”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Share Registrars”	Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong

By Order of the Board
Fiona Nott
Company Secretary
Hong Kong, September 23, 2003

Item 3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTIONS

PCCW Limited wishes to announce connected transactions with China Telecommunications Corporation relating to the provision of certain integration and equipment services.

Such transactions constitute connected transactions under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as modified by the Modified Calculation Concession (as described in the announcement of PCCW Limited dated September 3, 2003). Details of the transactions will be published in the next annual report of PCCW Limited.

PCCW Limited (the “Company”) wishes to announce the connected transactions described below involving Unihub China Information Technology Company Limited (“Unihub”), an indirect non wholly-owned subsidiary of the Company.

BACKGROUND

Unihub is a 50%:50% equity joint venture established in the People's Republic of China (“China”) by Unihub Global Network Technology (China) Limited, an indirect non wholly-owned subsidiary of the Company, and China Huaxin Post and Telecommunications Economy Development Centre (“China Huaxin”), a wholly-owned subsidiary of China Telecommunications Corporation (“CTC”). Unihub is an indirect non wholly-owned subsidiary of the Company.

CONNECTED TRANSACTIONS

China International Telecommunication Construction Corporation (“CITCC”) is wholly-owned by the Government of China. Unihub, CTC and CITCC, as applicable, entered into the following agreements on September 24, 2003:

(1) Systems Integration Services Agreement

Date of Agreement	September 24, 2003

Customer	CTC

Supplier	Unihub

Services	Provision of planning, design and implementation services to CTC in connection with the expansion of CTC's broadband internet network capacity in northern China (together, the “CTC Deliverables”) up to September 2004 (and maintenance services to be provided until September 2006)

Consideration	RMB2,762,936 (approximately HK$ 2,606,543) negotiated on an arm's length basis with reference to market price, payable in three separate installments of approximately 15% on signing of the agreement, 70% on initial trial of the CTC Deliverables and 15% on final trial of the CTC Deliverables

(2) Equipment Procurement Agreement

Date of Agreement	September 24, 2003

Customers	CTC and CITCC

Supplier	Unihub

Services	Provision of equipment and related installation services to CTC and CITCC in connection with the services to be performed by Unihub pursuant to the Systems Integration Services Agreement, as described above, (together, the “CTC Equipment Deliverables”) up to May 2004 (and maintenance services to be provided until May 2006)

Consideration	RMB55,515,778 (approximately HK$52,373,375) negotiated on an arm's length basis with reference to market price, payable in two separate installments of approximately 90% on delivery of the CTC Equipment Deliverables and 10% on final trial of the CTC Equipment Deliverables

RELATIONSHIP BETWEEN THE PARTIES

CTC is regarded as a connected person of the Company as China Huaxin is a substantial shareholder of Unihub, a non wholly-owned subsidiary of the Company. The transactions described above constitute connected transactions under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as modified by the Modified Calculation Concession (as described in the Company's announcement dated September 3, 2003). Details of the transactions will be published in the next annual report of the Company.

REASONS FOR ENTERING INTO THE TRANSACTIONS

The Company is one of Asia's leading integrated communications companies and provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure.

Unihub was established primarily to provide solutions and services in relation to the management of information systems and application solutions in China. A major part of Unihub's business plan is the development, production and sale of information technology, systems and products that support the provision of a variety of telecommunications services within China and the transactions described above are consistent with this objective. In addition, the transactions will provide revenue sources for Unihub. It is anticipated that the transactions will also strengthen Unihub's position as a provider of the relevant services in China.

CTC is a telecommunications provider of wireline telephone, data, Internet and leased line services nationwide throughout China.

The directors of the Company (including the independent non-executive directors) believe that it is in the interests of the Company for Unihub to provide the abovementioned services and it is therefore beneficial for the parties to enter into the agreements described above. The terms of the above transactions (including the consideration) have been negotiated on an arm's length basis and on terms no less favourable than those available to or from independent third parties. The directors of the Company (including the independent non-executive directors) believe that such terms are fair and reasonable so far as the shareholders of the Company are concerned.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, September 24, 2003